[IVY/WADDELL LETTERHEAD]

1933 Act Rule 477

1933 Act File No. 333-220975

1940 Act File No. 811-06569

November 20, 2017

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ivy Funds – Request for Withdrawal

of Registration Statement on Form N-14

File Nos.: 811-06569 and 333-220975

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) by Ivy Funds (the “Registrant”) to withdraw the Registration Statement filed on Form N-14 which was filed with the SEC on October 16, 2017 (Accession Number 0001193125-17-310824).

The Registration Statement had been filed pursuant to Rule 488 under the 1933 Act, to register Class A, Class B, Class C, Class E, Class I, Class N, Class R and Class Y shares of the Ivy Bond Fund (“Bond Fund”) that were intended to be issued to shareholders of the Ivy Government Securities Fund (the “Government Securities Fund”), each a series of the Registrant, in connection with a transfer of substantially all of the assets of the Government Securities Fund to the Bond Fund, pursuant to an Agreement and Plan of Reorganization included in the Registration Statement that were to have been voted on by shareholders of the Government Securities Fund at a meeting of shareholders. The withdrawal is being requested due to the determination of Ivy Investment Management Company, the investment adviser to the Registrant, to no longer proceed with the contemplated reorganization.

As the Registration Statement had not become effective, on behalf of the Registrant, I confirm that no securities being registered pursuant to the Registration Statement have been sold.

Based upon the foregoing, the Registrant respectfully requests, pursuant to Rule 477(a) of the 1933 Act, that the SEC accept this application to withdraw the Registration Statement.

Filing Desk

November 20, 2017

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Mark Greer at (312) 964-3505.

Sincerely,

IVY FUNDS

By:	/s/ Jennifer Dulski
Name: Jennifer Dulski
Title: Secretary of the Registrant